Exhibit 99.1

 Q4 2024 Update  February 4th, 2025

 Table of Contents  Key Highlights  Financial Summary  MAUs & Subscribers  Product & Platform  Outlook  Financial Statements  Executive Summary  p.03  p.04  p.06  p.13  p.16  p.21  p.24

Executive Summary

We ended 2024 with strong Q4 performance, as nearly all of our KPIs exceeded guidance and profitability reached record levels. MAU net additions of 35 million marked the largest Q4 in our history and exceeded guidance by 10 million. Subscriber net additions of 11 million also significantly outperformed, surpassing guidance by 3 million. Revenue was ahead of plan due to favorable currency movements and underlying strength in the business. Gross Margin of 32.2% was above guidance and up 555 bps Y/Y. Operating Income of €477 million was slightly below our guidance as Gross Profit strength and lower personnel and related and marketing costs were more than offset by €96 million in Social Charges. Social Charges were €80 million above forecast due to share price appreciation during the quarter. Free Cash Flow* reached €877 million in Q4, bringing full year 2024 Free Cash Flow generation to €2.3 billion.

Looking into 2025, we view the business as well positioned to deliver another year of continued growth and improving margins as we reinvest to support our long-term potential.

USER & FINANCIAL SUMMARY	Q4 2023	Q3 2024	Q4 2024	Y/Y	Q/Q
USERS (M)					
Total Monthly Active Users ("MAUs")	602	640	675	12%	5%
Premium Subscribers	236	252	263	11%	4%
Ad-Supported MAUs	379	402	425	12%	6%
FINANCIALS (€M)					
Premium	3,170	3,516	3,705	17%	5%
Ad-Supported	501	472	537	7%	14%
Total Revenue	**3,671**	**3,988**	**4,242**	**16%**	**6%**
Gross Profit	980	1,240	1,368	40%	10%
Gross Margin	**26.7%**	**31.1%**	**32.2%**	--	--
Operating (Loss)/Income	**(75)**	**454**	**477**	--	**5%**
Operating Margin	(2.0%)	11.4%	11.2%	--	--
Net Cash Flows From Operating Activities	397	715	883	122%	23%
Free Cash Flow*	**396**	**711**	**877**	**121%**	**23%**

Spotify

* Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

 * Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  Record net additions drive  double digit Y/Y growth in MAUs and Subscribers  10th annual Wrapped campaign delivered double-digit Y/Y growth in user engagement across 184 markets  Unveiled Uninterrupted Video Podcasts for Premium Subscribers in select markets, giving fans a new way to experience video podcasts  Evolved Spotify for Podcasters into Spotify for Creators and introduced Spotify Partner Program to create new monetization opportunities for creators  Paid out a record $10 billion in royalties to the music industry in 2024  Key Highlights  Continued top-line strength  drives first full year of Operating Income profitability  Total Revenue grew 16% Y/Y to €4.2 billion; on a constant currency* basis, Total Revenue grew 17% Y/Y  Gross Margin finished at a record high of 32.2% (up 555 bps Y/Y)  Operating Income finished at a record high of €477 million (an 11.2% margin), driving Spotify’s first full year of Operating Income to €1.4 billion  Free Cash Flow* finished at record high €877 million, bringing full year 2024 Free Cash Flow generation to  €2.3 billion  Largest ever Wrapped,  expanding video experience and record music payouts  MAUs grew 12% Y/Y to 675 million, reflecting Y/Y and Q/Q growth across all regions; net additions of 35 million marked the largest Q4 in our history  Premium Subscribers grew 11% Y/Y to 263 million, reflecting Y/Y and Q/Q growth across all regions; net additions of 11 million matched Q4’19’s record performance

 Results  Q4 2024 Actuals  Guidance  Total Revenue (€B)  Above  €4.2  €4.1  Gross Margin  Above  32.2%  31.8%  Operating Income (€M)*  Below  €477  €481  Key Highlights: Actuals vs. Guidance  Users  Results  Q4 2024 Actuals  Guidance  Monthly Active Users (M)  Above  675  665  Premium Subscribers (M)  Above  263  260  Financials  *Includes €96 million of Social Charge accruals which were €80 million higher than forecast / guidance driven by share price appreciation during the quarter.

 FINANCIAL  SUMMARY

 USER, FINANCIAL & LIQUIDITY SUMMARY  Q4 2023  Q1 2024  Q2 2024  Q3 2024 Q4 2024 Y/Y  Y/Y FXN*  USERS (M)  Total Monthly Active Users ("MAUs")  602  615  626  640  675  12%  --  Premium Subscribers  236  239  246  252  263  11%  --  Ad-Supported MAUs  379  388  393  402  425  12%  --  FINANCIALS (€M)  Premium  3,170  3,247  3,351  3,516  3,705  17%  19%  Ad-Supported  501  389  456  472  537  7%  6%  Total Revenue  3,671  3,636  3,807  3,988  4,242  16%  17%  Gross Profit  980  1,004  1,112  1,240  1,368  40%  41%  Gross Margin  26.7%  27.6%  29.2%  31.1%  32.2%  --  --  Total Operating Expenses  1,055  836  846  786  891  -16%  -18%  Operating (Loss)/Income  (75)  168  266  454  477  --  --  Operating Margin  (2.0%)  4.6%  7.0%  11.4%  11.2%  --  --  FREE CASH FLOW & LIQUIDITY (€M, unless otherwise denoted)  Net Cash Flows From Operating Activities  397  211  492  715  883  122%  --  Free Cash Flow*  396  207  490  711  877  121%  --  Cash & Cash Equivalents, Restricted Cash & Short Term Investments (€B)  4.3  4.7  5.4  6.1  7.5  --  --  Financial Summary  * Free Cash Flow and Constant Currency adjusted measures (FXN) are non-IFRS measures. See “Use of Non-IFRS Measures” and “Reconciliation of IFRS to Non-IFRS Results” for additional information.

Financial Summary

Revenue

Revenue of €4,242 million grew 16% Y/Y in Q4 (or 17% Y/Y constant currency*), reflecting:

- Premium Revenue growth of 17% Y/Y (or 19% Y/Y constant currency*), driven by subscriber gains and ARPU increases; and
- Ad-Supported Revenue growth of 7% Y/Y (or 6% Y/Y constant currency*)
- Unfavorable currency movements slowed Total Revenue Y/Y growth by ~160 bps vs. guidance for ~350 bps

Profitability

Gross Margin was 32.2% in Q4, up 555 bps Y/Y reflecting:

- Premium gains driven by audiobooks and music; and
- Ad-Supported gains driven by music and podcasts (partially offset by real estate impairment activity); and
- Other Costs of Revenue favorability, which benefited both the Premium and Ad-Supported segments

Operating Income was €477 million in Q4 and reflected:

- Lower personnel and related costs and lower marketing spend, partially offset by
- €96 million in Social Charges

At the end of Q4, our workforce consisted of 7,261 full-time employees globally

Free Cash Flow & Liquidity

Free Cash Flow* was €877 million in Q4. Our liquidity and balance sheet remained strong, with €7.5 billion in cash and cash equivalents, restricted cash and short term investments.

Spotify

* Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

 Revenue  Constant Currency adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information. ARPU means Premium Average Revenue per User.  Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  Premium growth driven by Subscriber and ARPU gains  Premium Revenue grew 17% Y/Y to €3,705 million (or 19% Y/Y constant currency*), reflecting subscriber growth of 11% Y/Y and a Premium ARPU increase of 5% Y/Y to €4.85 (or up 7% Y/Y constant currency*).  Excluding the impact of FX, ARPU performance was driven by price increase benefits, partially offset by product/market mix.  Advertising growth in challenging brand environment  Ad-Supported Revenue grew 7% Y/Y (or 6% Y/Y constant currency*), reflecting Y/Y growth across all regions. Both Music and Podcast advertising was driven by growth in impressions sold, partially offset by softness in pricing. Our automated sales channels were the largest contributors to overall advertising growth.

 Premium Gross Margin was 34.7% in Q4, up 565 bps Y/Y. The Y/Y trend was driven by favorability from audiobooks, music and Other Costs of Revenue.  Gross Margin  Driven by continued improvement across Premium and Ad-Supported segments  Gross Margin finished at 32.2% in Q4, up 555 bps Y/Y. The Y/Y trend was driven by improvements in our Premium and  Ad-Supported segments.  Ad-Supported Gross Margin was 15.1% in Q4, up 351 bps Y/Y. The Y/Y trend was  driven by favorability from music, Other Cost of Revenue and podcasts, partially offset by real estate impairment activity.

 Operating Expenses declined 16% Y/Y in Q4. Currency movements and changes in Social Charge movements elevated Y/Y Operating Expense growth by ~200 bps and ~700 bps, respectively, while the lapping of prior year efficiency charges contributed ~1,300 bps of Operating Expense decline. Absent these items, the remaining 11% Y/Y decline in Operating Expenses was driven primarily by a decrease in personnel and related costs and lower marketing spend.  As a reminder, Social Charges are payroll taxes associated with employee salaries and benefits in select countries where we operate. Since a portion of these taxes is tied to the intrinsic value of share-based compensation awards, movements in our stock price can lead to fluctuations in the taxes we accrue. This resulted in Social Charges related to share-based compensation of €96 million in the current period. Prior year period Operating Expenses included €33 million in Social Charges.  Operating Expenses  Y/Y declines led by efficiency initiatives  Constant Currency adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Free Cash Flow  Record performance aids balance sheet strength  Free Cash Flow* was €877 million in Q4, a record high as a result of higher Net Income adjusted for non-cash items and a positive contribution from net working capital. Capital expenditures rose €5 million Y/Y to €6 million.  While the magnitude of Free Cash Flow can fluctuate from quarter to quarter based on seasonality and timing, we have averaged €661 million of positive Free Cash Flow on a trailing 12 month basis for the past three years. In Q4, trailing 12 month Free Cash Flow expanded to €2.3 billion. On a cumulative basis, we have generated €4.3 billion of Free Cash Flow since the beginning of 2016, supporting our strong balance sheet and €7.5 billion in cash and cash equivalents, restricted cash and short term investments balance.  * Free Cash Flow is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information" to be consistent with other slides. Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter. Cume represents cumulative performance since the beginning of 2016.

 MAUS  & SUBSCRIBERS

 Total MAUs grew 12% Y/Y to 675 million, up from 640 million last quarter and 10 million above our guidance. Quarterly performance reflected:  Y/Y and Q/Q growth across all regions, led by Rest of World and Latin America  Strong holiday and Wrapped Campaigns  Shifts in competitor dynamics in select developing markets  Monthly Active Users (MAUs)

 Our Premium Subscribers grew 11% Y/Y to 263 million, up from 252 million last quarter and 3 million above guidance. Quarterly performance reflected:  Y/Y and Q/Q growth across all regions, with outperformance led by Rest of World  Strong holiday and Wrapped Campaigns  Shifts in competitor dynamics in select developing markets  Premium Subscribers

 PRODUCT  & PLATFORM

10th Annual Wrapped Campaign


2024
WRAPPED

Celebrated our biggest Spotify Wrapped campaign ever, which delivered record-high user engagement (+10% Y/Y) across 184 markets and 53 languages. The 2024 campaign included personalized data stories and playlists, a custom AI DJ Wrapped experience, Artist and Podcaster Clips and editorial playlists and insights.

Spotify

 Delivering a Best-In-Class Video Experience  Unveiled a new video podcast offering for Premium Subscribers in the United States, United Kingdom, Australia and Canada, giving fans the ability to watch their favorite participating podcasts uninterrupted by dynamic ads  Evolved Spotify for Podcasters to Spotify for Creators, opening up the Spotify Partner Program for video podcasts, improved analytics and audience growth tools and new ways to promote podcasts  Launched the Spotify Partner Program, a new monetization program for creators hosted on Spotify, enabling creators to earn more from their audio and video content

 Expanding Features for Creators and Consumer  Rolled-out Custom playlist covers in Beta, giving users the ability to create their own cover art for the over 8 billion user generated playlists on Spotify  Launched Spotify for Authors, giving authors and publishers better tools, insights and data to maximize their success on Spotify  Introduced Offline Backup, enabling Premium users to access tracks without an internet connection—no downloads required

 A Decade of Getting the World to Value Music  In 2024, Spotify alone paid out a record $10 billion in royalties to the music industry—totaling nearly  $60 billion since our founding.

 OUTLOOK

 Outlook for Q1’25  The following forward-looking statements reflect Spotify’s expectations for Q1 2025 as of February 4, 2025 and are subject to substantial uncertainty.  Total MAUs  678 million  Implies the addition of approximately 3 million net new MAUs in the quarter  Total Premium Subscribers  265 million  Implies the addition of approximately 2 million net new subscribers in the quarter  Total Revenue  €4.2 billion  Assumes approximately ~90 bps benefit to growth Y/Y due to foreign exchange rate movements; based on currency rates as of the Q4 close  Gross Margin  31.5%  Primarily driven by Y/Y favorability across Premium and Ad-Supported segments  Operating Income  €548 million  Incorporates €18 million in Social Charges based on a Q4 close share price of $447.38

 Webcast Information  We will host a live question and answer session starting at 8:00 a.m. ET today on investors.spotify.com. The session will be led by Daniel Ek, our Co-Founder and Chief Executive Officer, and Christian Luiga, our Chief Financial Officer. Questions can be submitted by going to slido.com and using the code #SpotifyEarningsQ424. Participants also may join using the listen-only conference line by registering through the following site: https://registrations.events/direct/Q4I5705088  We use investors.spotify.com and newsroom.spotify.com websites as well as other social media listed in the “Resources – Social Media” tab of our Investors website to disclose material company information.  Use of Non-IFRS Measures  To supplement our financial information presented in accordance with IFRS, we use the following non-IFRS financial measures: Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, gross profit excluding foreign exchange effect, Operating expense excluding foreign exchange effect, and Free Cash Flow. Management believes that Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, gross profit excluding foreign exchange effect, and Operating expense excluding foreign exchange effect, are useful to investors because they present measures that facilitate comparison to our historical performance. However, these should be considered in addition to, not as a substitute for or superior to, Revenue, Premium revenue, Ad-Supported revenue, Gross Profit, Operating expense, or other financial measures prepared in accordance with IFRS. Management believes that Free Cash Flow is useful to investors because it presents a measure that approximates the amount of cash generated that is available to repay debt obligations, to make investments, and for certain other activities that exclude certain infrequently occurring and/or non-cash items. However, Free Cash Flow should be considered in addition to, not as a substitute for or superior to, net cash flows (used in)/from operating activities or other financial measures prepared in accordance with IFRS. For more information on these non-IFRS financial measures, please see “Reconciliation of IFRS to Non-IFRS Results” section below.  Forward Looking Statements  This shareholder update contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements. Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to: our ability to attract prospective users, retain existing users, and monetize our products and services; competition for users, their time, and advertisers; risks associated with our international operations and our ability to manage our growth and the scope and complexity of our business; risks associated with our new products or services and our emphasis on long-term user engagement over short-term results; our ability to predict, recommend, and play content that our users enjoy; our ability to generate profit or positive cash flow on a sustained basis; our ability to convince advertisers of the benefits of our advertising offerings; our ability to forecast or optimize advertising inventory amid evolving industry trends in digital advertising; our ability to generate revenues from podcasts, audiobooks, and other non-music content; potential disputes or liabilities associated with content made available on our premium service and ad-supported service (collectively, the “Service”); risks relating to acquisitions, investments, and divestitures; our dependence upon third-party licenses for most of the content we stream; our lack of control over third-party content providers who are concentrated and can unilaterally affect our access to content; our ability to comply with complex license agreements; our ability to accurately estimate royalty payments under our license agreements and relevant statutes; the limitations on our operating flexibility due to financial commitments required under certain of our license agreements; our ability to identify the compositions embodied in sound recordings and ownership thereof in order to obtain licenses or comply with existing license agreements; assertions by third parties of infringement or other violations by us of their intellectual property rights; our ability to protect our intellectual property; the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control; our ability to maintain the integrity of our technology infrastructure and systems or the security of confidential information; undetected errors, misconfigurations, bugs, or vulnerabilities in our products and services; interruptions, delays, or discontinuations in service arising from our systems or systems of third parties; changes in laws or regulations affecting us; risks relating to privacy and data security, content moderation, and use of artificial intelligence; our ability to maintain, protect, and enhance our brand; risks associated with increased scrutiny of environmental, social, and governance matters; payment acceptance-related risks; our dependence on key personnel and ability to attract, retain, and motivate highly skilled employees; our ability to access additional capital to support strategic objectives; risks relating to currency exchange rate fluctuations and foreign exchange controls; the impact of economic, social, or political conditions, including inflation, changes in interest rates, geopolitical conflicts in Europe and the Middle East, and related market uncertainty; our ability to accurately estimate user metrics and other estimates; our ability to manage and remediate attempts to manipulate streams and attempts to gain or provide unauthorized access to certain features of our Service; risks related to our indebtedness, including risks related to our Exchangeable Notes; fluctuation of our operating results and fair market value of ordinary shares; tax-related risks; the concentration of voting power among our founders, which limits shareholders’ ability to influence our governance and business; and risks related to our status as a foreign private issuer and a Luxembourg company. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from our estimates and forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F filed with the SEC on February 8, 2024, as updated by subsequent reports filed with the SEC. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this shareholder update.  Rounding  Certain monetary amounts, percentages, and other figures included in this update have been subject to rounding adjustments. The sum of individual metrics may not always equal total amounts indicated due to rounding.

 FINANCIAL  STATEMENTS

 Trending Charts  MAUs, Ad-Supported Users, Premium Subscribers & Revenue By Segment  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Trending Charts  Gross Profit by Segment, Gross Margin by Segment & Free Cash Flow*  * Free Cash Flow is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information" to be consistent with other slides. Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Consolidated statement of operations  (Unaudited)  (in € millions, except share and per share data)  December 31, 2024  September 30, 2024  December 31, 2023  December 31, 2024  December 31, 2023  Revenue  4,242  3,988  3,671  15,673  13,247  Cost of revenue  2,874  2,748  2,691  10,949  9,850  Gross profit  1,368  1,240  980  4,724  3,397  Research and development  376  342  468  1,486  1,725  Sales and marketing  393  332  432  1,392  1,533  General and administrative  122  112  155  481  585  891  786  1,055  3,359  3,843  Operating income/(loss)  477  454  (75)  1,365  (446)  Finance income  127  66  46  328  161  Finance costs  (105)  (122)  (102)  (352)  (220)  Finance income/(costs) - net  22  (56)  (56)  (24)  (59)  Income before tax  499  398  (131)  1,341  (505)  Income tax expense/(benefit)  132  98  (61)  203  27  Net income/(loss) attributable to owners of the parent  367  300  (70)  1,138  (532)  Earnings/(loss) per share attributable to owners of the parent  Basic  1.81  1.49  (0.36)  5.67  (2.73)  Diluted 1.76  1.45  (0.36)  5.50  (2.73)  Basic 202,907,480  201,575,568  196,036,080  200,622,518  194,732,304  Three months ended  Twelve months ended  Weighted-average ordinary shares outstanding  Diluted  209,012,505  207,399,501  196,036,080  206,990,369  194,732,304

 (Unaudited)  (in € millions)  December 31, 2024  December 31, 2023  Assets  Non-current assets  Lease right-of-use assets  226  300  Property and equipment  188  247  Goodwill  1,201  1,137  Intangible assets  48  84  Long term investments  1,635  1,215  Restricted cash and other non-current assets  68  75  Finance lease receivables  74  —  Deferred tax assets  186  28  3,626  3,086  Current assets  Trade and other receivables  771  858  Income tax receivable  28  20  Short term investments  2,667  1,100  Cash and cash equivalents  4,781  3,114  Other current assets  132  168  8,379  5,260  Total assets   12,005  8,346  Equity and liabilities  Equity  Share capital  —  —  Other paid in capital  6,124  5,155  Treasury shares  (262)  (262)  Other reserves  2,707  1,812  Accumulated deficit  (3,044)  (4,182)  Equity attributable to owners of the parent  5,525  2,523  Non-current liabilities  Exchangeable Notes  1,539  1,203  Lease liabilities  462  493  Accrued expenses and other liabilities  5  26  Provisions  3  3  Deferred tax liabilities  21  8   2,030  1,733  Current liabilities  Trade and other payables  1,342  978  Income tax payable  33  12  Deferred revenue  683  622  Accrued expenses and other liabilities  2,347  2,440  Provisions  25  21  Derivative liabilities  20  17  4,450  4,090  Total liabilities  6,480  5,823  Total equity and liabilities   12,005  8,346  Consolidated statement of financial position

Consolidated statement of cash flows

(Unaudited)
(in € millions)

	Three months ended			Twelve months ended	
	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Operating activities					
Net income/(loss)	367	300	(70)	1,138	(532)
Adjustments to reconcile net income/(loss) to net cash flows					
Depreciation of property and equipment	21	21	23	85	110
Amortization of intangible assets	9	9	11	36	48
Impairment charges on real estate assets	25	—	33	43	123
Write-off of content assets	—	—	(1)	—	29
Share-based compensation expense	54	63	34	267	321
Finance income	(127)	(66)	(46)	(328)	(161)
Finance costs	105	122	102	352	220
Income tax expense/(benefit)	132	98	(61)	203	27
Other	3	—	5	2	1
Changes in working capital:					
Decrease/(increase) in trade receivables and other assets	29	(4)	(97)	145	(145)
Increase in trade and other liabilities	240	86	419	183	501
(Decrease)/increase in deferred revenue	(16)	33	33	45	113
(Decrease)/increase in provisions	(1)	—	(2)	3	(5)
Interest paid on lease liabilities	(9)	(9)	(9)	(36)	(38)
Interest received	61	77	34	216	111
Income tax paid	(10)	(15)	(11)	(53)	(43)
Net cash flows from operating activities	**883**	**715**	**397**	**2,301**	**680**
Investing activities					
Payment of deferred consideration pertaining to business combinations	—	—	—	(10)	(7)
Purchases of property and equipment	(6)	(4)	(1)	(17)	(6)
Purchases of short term investments	(3,553)	(1,439)	(809)	(7,275)	(1,590)
Sales and maturities of short term investments	2,361	1,364	802	5,804	1,379
Dividends recieved	1	—	—	19	—
Change in restricted cash	—	—	—	1	4
Other	(1)	(3)	3	(8)	3
Net cash flows used in investing activities	**(1,198)**	**(82)**	**(5)**	**(1,486)**	**(217)**
Financing activities					
Proceeds from exercise of stock options	299	152	224	933	366
Payments of lease liabilities	(12)	(18)	(11)	(69)	(66)
Lease incentives received	—	—	—	—	2
Payments for employee taxes withheld from restricted stock unit releases	(43)	(35)	(19)	(135)	(68)
Net cash flows from financing activities	**244**	**99**	**194**	**729**	**234**
Net (decrease)/increase in cash and cash equivalents	(71)	732	586	1,544	697
Cash and cash equivalents at beginning of the period	4,688	4,054	2,615	3,114	2,483
Net foreign exchange gains/(losses) on cash and cash equivalents	164	(98)	(87)	123	(66)
Cash and cash equivalents at period end	**4,781**	**4,688**	**3,114**	**4,781**	**3,114**

 Basic earnings/(loss) per share  Net income/(loss) attributable to owners of the parent 367  300  (70)  1,138  (532)  Shares used in computation:  Weighted-average ordinary shares outstanding 202,907,480  201,575,568  196,036,080  200,622,518  194,732,304  Basic earnings/(loss) per share attributable to owners of the parent   1.81   1.49   (0.36) 5.67   (2.73)  Diluted earnings/(loss) per share  Net income/(loss) attributable to owners of the parent  367  300  (70)  1,138  (532)  Net income/(loss) used in the computation of diluted earnings/(loss) per share  367  300  (70)  1,138  (532)  Shares used in computation:  Weighted-average ordinary shares outstanding  202,907,480  201,575,568  196,036,080  200,622,518  194,732,304  Stock options  4,332,408  3,989,363  —  4,407,037  —  Restricted stock units  1,751,801  1,814,968  —  1,939,539  —  Other contingently issuable shares  20,816  19,602  —  21,275  —  Diluted weighted-average ordinary shares  209,012,505  207,399,501  196,036,080  206,990,369  194,732,304  Diluted earnings/(loss) per share attributable to owners of the parent   1.76   1.45   (0.36)   5.50  (2.73)  (Unaudited)  (in € millions, except share and per share data)  Three months ended Twelve months ended  December 31, 2024 September 30, 2024 December 31, 2023 December 31, 2024 December 31, 2023  Calculation of basic and diluted earnings/(loss) per share

 Three months ended  Twelve months ended  December 31, 2024  December 31, 2023  December 31, 2024  December 31, 2023  IFRS revenue  4,242  3,671  15,673  13,247  Foreign exchange effect on 2024 revenue using 2023 rates  (58)  (243)  Revenue excluding foreign exchange effect  4,300  15,916  IFRS revenue year-over-year change %  16%  18%  Revenue excluding foreign exchange effect year-over-year change %  17%  20%  IFRS Premium revenue  3,705  3,170  13,819  11,566  Foreign exchange effect on 2024 Premium revenue using 2023 rates  (62)  (240)  Premium revenue excluding foreign exchange effect  3,767  14,059  IFRS Premium revenue year-over-year change %  17%  19%  Premium revenue excluding foreign exchange effect year-over-year change %  19%  22%  IFRS Ad-Supported revenue  537  501  1,854  1,681  Foreign exchange effect on 2024 Ad-Supported revenue using 2023 rates  4  (3)  Ad-Supported revenue excluding foreign exchange effect  533  1,857  IFRS Ad-Supported revenue year-over-year change %  7%  10%  Ad-Supported revenue excluding foreign exchange effect year-over-year change %  6%  10%  Revenue on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Reconciliation of IFRS to non-IFRS results  Gross profit on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months ended  Twelve months ended  December 31, 2024  December 31, 2023  December 31, 2024  December 31, 2023  IFRS revenue  4,242  3,671  15,673  13,247  IFRS cost of revenue  2,874  2,691  10,949  9,850  IFRS gross profit  1,368  980  4,724  3,397  Foreign exchange effect on 2024 gross profit using 2023 rates  (18)  (63)  Gross profit excluding foreign exchange effect  1,386  4,787  IFRS gross profit year-over-year change %  40%  39%  Gross profit excluding foreign exchange effect year-over-year change %  41%  41%

 Operating expenses on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months ended  December 31, 2024 December 31, 2023  Twelve months ended December 31, 2024 December 31, 2023  IFRS Research and development expenses  376  468  1,486  1,725  Foreign exchange effect on 2024 expenses using 2023 rates  12  6  Research and development expenses excluding foreign exchange effect  364  1,480  IFRS Research and development expenses year over year change %  (20)%  (14)%  Research and development expenses excluding foreign exchange effect year-over-year change %  (22)%  (14)%  Reconciliation of IFRS to non-IFRS results  Three months ended  December 31, 2024 December 31, 2023  Twelve months ended December 31, 2024 December 31, 2023  IFRS Sales and marketing expenses  393  432  1,392  1,533  Foreign exchange effect on 2024 expenses using 2023 rates  4  (3)  Sales and marketing expenses excluding foreign exchange effect  389  1,395  IFRS Sales and marketing expenses year over year change %  (9)%  (9)%  Sales and marketing expenses excluding foreign exchange effect year-over-year change %  (10)%  (9)%  Three months ended  December 31, 2024 December 31, 2023  Twelve months ended December 31, 2024 December 31, 2023  IFRS General and administrative expenses  122  155  481  585  Foreign exchange effect on 2024 expenses using 2023 rates  4  2  General and administrative expenses excluding foreign exchange effect  118  479  IFRS General and administrative expenses year over year change %  (21)%  (18)%  General and administrative expenses excluding foreign exchange effect year-over-year change %  (24)%  (18)%  Three months ended  December 31, 2024 December 31, 2023  Twelve months ended December 31, 2024 December 31, 2023  IFRS Operating expenses  891  1,055  3,359  3,843  Foreign exchange effect on 2024 operating expenses using 2023 rates  20  5  Operating expenses excluding foreign exchange effect  871  3,354  IFRS Operating expenses year over year change %  (16)%  (13)%  Operating expenses excluding foreign exchange effect year-over-year change %  (17)%  (13)%

Reconciliation of IFRS to non-IFRS results

Free Cash Flow

(Unaudited)
(in € millions)

	Three months ended														
	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Net cash flows from/(used in) operating activities	54	123	119	37	39	40	(70)	59	13	211	397	211	492	715	883
Capital expenditures	(20)	(25)	(16)	(10)	(5)	(5)	(5)	(2)	(2)	(1)	(1)	(5)	(2)	(4)	(6)
Change in restricted cash	—	1	—	(5)	3	—	2	—	(2)	6	—	1	—	—	—
Free Cash Flow	**34**	**99**	**103**	**22**	**37**	**35**	**(73)**	**57**	**9**	**216**	**396**	**207**	**490**	**711**	**877**

Free Cash Flow

(Unaudited)
(in € millions)

	Last twelve months ended											
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Net cash flows from operating activities	333	318	235	46	68	42	213	680	832	1,311	1,815	2,301
Capital expenditures	(71)	(56)	(36)	(25)	(17)	(14)	(10)	(6)	(9)	(9)	(12)	(17)
Change in restricted cash	(4)	(1)	(2)	—	5	—	6	4	5	7	1	1
Free Cash Flow	**258**	**261**	**197**	**21**	**56**	**28**	**209**	**678**	**828**	**1,309**	**1,804**	**2,285**

Free Cash Flow

(Unaudited)
(in € millions)

	Twelve months ended								
	December 31, 2016	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024
Net cash flows from operating activities	101	179	344	573	259	361	46	680	2,301
Capital expenditures	(27)	(36)	(125)	(135)	(78)	(85)	(25)	(6)	(17)
Change in restricted cash	(1)	(34)	(10)	2	2	1	—	4	1
Free Cash Flow	**73**	**109**	**209**	**440**	**183**	**277**	**21**	**678**	**2,285**

APPENDIX

 USER, FINANCIAL & LIQUIDITY SUMMARY  2020  2021  2022  2023  2024 Y/Y  Y/Y FXN*  USERS (M)  Total Monthly Active Users ("MAUs")  345  406  489  602  675  12%  --  Premium Subscribers  155  180  205  236  263  11%  --  Ad-Supported MAUs  199  236  295  379  425  12%  --  FINANCIALS (€M)  Premium  7,135  8,460  10,251  11,566  13,819  19%  22%  Ad-Supported  745  1,208  1,476  1,681  1,854  10%  10%  Total Revenue  7,880  9,668  11,727  13,247  15,673  18%  20%  Gross Profit  2,015  2,591  2,926  3,397  4,724  39%  41%  Gross Margin  25.6%  26.8%  25.0%  25.6%  30.1%  --  --  Total Operating Expenses  2,308  2,497  3,585  3,843  3,359  -13%  -13%  Operating (Loss)/Income  (293)  94  (659)  (446)  1,365  --  --  Operating Margin  (3.7%)  1.0%  (5.6%)  (3.4%)  8.7%  --  --  FREE CASH FLOW & LIQUIDITY (€M, unless otherwise denoted)  Net Cash Flows From Operating Activities  259  361  46  680  2,301  238%  --  Free Cash Flow*  183  277  21  678  2,285  237%  --  Cash & Cash Equivalents, Restricted Cash & Short Term Investments (€B)  1.8  3.6  3.4  4.3  7.5  --  --  * Free Cash Flow and Constant Currency adjusted measures (FXN) are non-IFRS measures. See “Use of Non-IFRS Measures” and “Reconciliation of IFRS to Non-IFRS Results” for additional information.  Annual Financial Summary

 Social Charges Sensitivity  Meaningful movements in our stock price can lead to Social Charge variance  Our guidance incorporates the impact of Social Charges, the vast majority of which appear in Operating Expenses. The amount of Social Charges we accrue for and ultimately pay can be volatile, as they are tied to the value of our share price. Since we do not forecast stock price changes in our guidance, meaningful movements in our stock price over the course of a quarter can lead to meaningful changes in Social Charges. As an example, at the Q4 close, our stock price was $447.38. In Q4, a 10% increase or decrease in our stock price compared to the quarter-end price would have an approximate +/- €33M impact on Social Charges.